Exhibit 99.2

April 28, 2022

TO:	Autorité des marchés financiers
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

RE:	Report of Voting Results pursuant to section 11.3 of National Instrument 51‑102 –
Continuous Disclosure Obligations (“NI 51‑102”)

Dear Sirs:

Following the annual and special meeting of shareholders of TFI International Inc. (the “Corporation”) held on April 28, 2022 (the “Meeting”), and in accordance with section 11.3 of NI 51‑102, we hereby advise you of the following voting results obtained at the Meeting:

1.	Election of Directors of the Corporation

A ballot was conducted with respect to the election of directors. The ten individuals named below were elected as directors of the Corporation until the next annual meeting of shareholders, with the following results:

Name	Votes For		Votes Withheld
	Number	%	Number	%
Leslie Abi-Karam	72,374,286	99.39	444,347	0.61
Alain Bédard	70,220,631	96.43	2,598,002	3.57
André Bérard	68,485,414	94.05	4,333,219	5.95
William T. England	70,899,877	97.37	1,918,756	2.63
Diane Giard	72,753,158	99.91	65,475	0.09
Richard Guay	69,616,659	95.60	3,201,974	4.40
Debra Kelly-Ennis	72,748,049	99.90	70,584	0.10
Neil D. Manning	71,511,072	98.20	1,307,561	1.80
Joey Saputo	68,979,902	94.73	3,838,731	5.27
Rosemary Turner	72,746,731	99.90	71,902	0.10

2.	Appointment of Auditors

KPMG LLP were appointed as auditors of the Corporation by voice vote.

Proxies received by the Corporation prior to the Meeting with respect to the appointment were as follows:

Votes For		Votes Withheld
Number	%	Number	%
72,547,521	97.54	1,828,496	2.46

3.	Advisory Vote on Executive Compensation (“Say on Pay”)

A resolution set out in the management proxy circular of the Corporation dated March 18, 2022 (the “Circular”) approving, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the compensation of the Corporation’s Named Executive Officers as disclosed in the Circular, including the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative disclosure, was adopted on a voice vote.

Proxies received by the Corporation prior to the Meeting with respect to the resolution were as follows:

For		Against
Number	%	Number	%
69,711,479	95.73	3,107,154	4.27

4.	Frequency of Advisory Votes on Executive Compensation

Proxies received by the Corporation prior to the Meeting with respect to a resolution set out in the Circular, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, on how frequently shareholders wish the Corporation to include an advisory vote on the Corporation’s executive compensation, were as follows:

Every year		Every 2 years		Every 3 years
Number	%	Number	%	Number	%
72,335,090	99.36	60,114	0.08	74,651	0.10

TFI INTERNATIONAL INC.

per:	(signed) Josiane M. Langlois

Josiane M. Langlois, Secretary